MEDIANET GROUP TECHNOLOGIES, INC.

5200 Town Center Road, Suite 601

Boca Raton, FL 33486

February 16, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

MAIL STOP 3561

Re:	MediaNet Group Technologies, Inc. (“MediaNet”)

Preliminary Information Statement on Schedule 14C

Filed December 28, 2009

File No. 000-49801

Dear Mr. Owings:

In accordance with the Staff’s comment letter dated January 20, 2010, to MediaNet Group Technologies, Inc. (the “Company”), with respect to the captioned Schedule PRE14C, this is to acknowledge and confirm that:

•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael B. Hansen

By:	Michael B. Hansen

President and Chief Executive Officer